Exhibit 99.51

CONSENT OF G.H. GIROUX

I hereby consent to the use of my name in connection with the following report, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Linear Gold Corp. (the “Company”) being filed with the United States Securities and Exchange Commission the technical report dated June 22, 2006 entitled “2006 Resource Estimation Campamento Gold Project on the Ixhuatan Property Chiapas State, Mexico.”

DATED: June 21, 2007

/s/ G.H. Giroux

G.H. Giroux